UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   November 5, 2003

NBO SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

STATE OF MARYLAND	033037	55-0795927
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3676 West California Avenue, Building D
Salt Lake City, Utah   84104
(Address of principal executive offices)

Registrant's telephone number, including area code (801) 887-7000

Item 4.CHanges in Registrant's Certifying Accountant

(a)(2) On November 5, 2003 the Company engaged Tanner & Co. of Salt Lake City, Utah as the new independent accountant to audit the Company's financial statements.

(A) Upon the resignation of its former accountant, the Company interviewed Tanner & Co. regarding engaging Tanner & Co. as its accountants. During these interviews, the Company discussed with Tanner & Co. the circumstances regarding the resignation of the Company's former accountants, including the audit procedures used by the former accountant, the contacts between the Company and its customers in connection with confirmation letters requested of such customers, and the accounting treatment of the Company's "breakage" of the gift certificates issued by the Company.

(B) Tanner & Co. provided no written expression of its views on such matters. Tanner & Co. expressed orally that the matters discussed would not preclude Tanner & Co. from becoming the Company's accountant. Tanner & Co. did not reach any conclusion and did not express an oral opinion on the audit procedures employed by the Company's former accountant or the audit procedures it would follow in conducting its own audit, on the contacts between the Company and its customers in connection with confirmation letters, or the accounting treatment of the Company's "breakage" of the gift certificates issued by the Company. The Company did not request nor did it receive any confirmation in advance regarding any of these matters.

(C) The Company's former accountant was consulted by the Company regarding the issues discussed with Tanner & Co., and the views of the former accountant are set forth in the Company' Form 8-K filed on October 28, 2003, which is hereby incorporated by reference.

(D) Tanner & Co. reviewed the disclosure contained in this Form 8-K before this Form 8-K was filed with the Commission. Tanner & Co. was provided the opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company's expression of its views, or the respects in which it does not agree with the statements made by the Company in response to paragraph (a) of this Item 304 of Regulation S-K. Tanner & Co. has not furnished any letter to the Company containing any new information, clarification of the Company's expression of its views, or the respects in which it does not agree with the statements made by the Company in response to paragraph (a) of this Item 304 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 7, 2003   NBO SYSTEMS, INC.

                                               By: /s/ Keith A. Guevara

                                                      Keith A. Guevara
                                                      President